

July 29, 2013

Via E-mail
Mr. Patrick J. Pedonti
Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

> **Re: SS&C Technologies Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-34675**

Dear Mr. Pedonti:

We have reviewed your letter dated July 25, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 15, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Long-lived Assets, Intangible Assets and Goodwill, page 44

1.   We note from your response to prior comment 1 that at December 31, 2012, the fair value of your reporting unit exceeded its carrying value by 153%. As such, please clarify why your disclosures state that the first step of the impairment analysis indicated that the fair value exceeded the carrying value by more than 25% at December 31, 2012. In this regard, tell us whether you considered disclosing the actual amount by which the fair

value exceeds the carrying value or perhaps a percentage that is more in line with the actual results (i.e. greater than 150%).

2.   Please describe for us the seven components that comprise your one reporting unit and explain in further detail how these components met the aggregation criteria of ASC 350-20-55.

Notes to Consolidated Financial Statements

Note 14. Commitments and Contingencies, page F-27

3.   We note from your response to our prior comment 3 that you intend to update the disclosure in your next periodic filing to discuss a proposed settlement for the Fairfield Greenwich-Related action that would be funded entirely by your insurance providers. As previously requested, supplementally provide us with the revised disclosures that you intend to include in your next filing. Also, tell us whether you have recorded a liability relating to this settlement and explain to us the extent to which you have considered recovery from your insurance carrier. We refer you to ASC 210-20-45-1. With regards to the Millennium Actions, tell us whether you considered revising your disclosures to indicate, as you have asserted in your response, that the possibility of loss related to this matter is remote.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief